UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)

ACM Managed Income Fund, Inc. (AMF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000919100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 000919100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  3,513,055

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  3,513,055

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,513,055

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

13.89%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
ACM Managed Income Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, New York 10105

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 3,513,055 shares of AMF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 13.89% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of AMF fit the investment guidelines for various Accounts. Shares have been acquired since March 29, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 3,513,055 shares or 13.89% of the outstanding shares. George Karpus presently owns 2,890 shares purchased May 2, 2005 at $3.57 (2,200) and January 18, 2006 at $3.55 (10 shares), January 20, 2006 at $3.55 (25 shares), January 25, 2006 at $3.55 (100 shares), January 26, 2006 at $3.54 (100 shares), on January 30, 2006 at $3.48 (25 shares), February 1, 2006 at $3.47 (30 shares) and on February 3, 2006 at $3.47 (400 shares). Karpus Investment Management Profit Sharing Plan presently owns 5,000 shares purchased on June 13, 2005 at $3.66 (3,000), January 19, 2006 at $3.54 (600 shares) and on January 20, 2006 at $3.54 per share (1,400 shares). Karpus Investment Management Defined Benefit Plan currently owns 4,650 shares purchased July 29, 2005 at $3.67 (3,700 shares), August 9, 10, 11, and 12 at $3.63 (800 shares) and February 3, 2006 at $3.47 (150 shares). Sophie Karpus presently owns 2,000 shares purchased May 17, 2005 at $3.55. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 1.45%, Dana R. Consler owns 0.67% and Cody B. Bartlett Jr. owns 0.48%. Apogee Partners, L.P. currently owns 30,700 shares of AMFNone of the other Principals of KIM currently owns shares of AMF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 8/8/2006 -2360 3.48
 8/9/2006 -350 3.47
 8/15/2006 -700 3.48
 9/5/2006 -650 3.55
 9/6/2006 -7925 3.52
 9/11/2006 -12500 3.51
 9/15/2006 10000 3.57
 9/18/2006 5700 3.57
 9/21/2006 5000 3.57
 9/22/2006 5000 3.57
 9/26/2006 -1100 3.59
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the AMF securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of AMF pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   October 6, 2006

EXHIBIT 1
Letter to the Fund
Transmitted October 6, 2006

ACM Government Opportunity Fund      October 6, 2006
Alliance Capital Management L.P.
Attn:  William H. Foulk, Jr., Chairman
1345 Avenue of the Americas
New York, NY 10105

Mr. Foulk and Fellow Board Members,
As holders of 638,695 shares of the ACM Government Opportunities Fund (NYSE: AOF), I write to congratulate the Board for addressing the Fund's wide discount to net asset value.

On September 13th, the Board announced that they would present a proposal to shareholders to essentially merge AOF with another Alliance closed-end fund, the ACM Income Fund (NYSE: ACG). The effect of this announcement was that AOF's discount narrowed from 8.8 percent on the close of the day before the announcement to 4.2 percent on the close of the day subsequent to the announcement. Currently, the fund trades at a 4 percent discount.

This decision by the Board has enhanced, and will continue to enhance, value for AOF shareholders in several ways: 1) merging assets into a larger fund with an extremely narrow discount; 2) increasing fund liquidity; and 3) creating economies of scale that should reduce fund management overhead. Alliance will benefit by having a more satisfied shareholder base and by being able to focus on one fund instead of two.

AOF has a "sister" fund with similar investment objectives that currently trades at a wide discount to net asset value - the ACM Managed Income Fund (NYSE: AMF). Additionally, both funds have the exact same Board members. As of September 29, 2006, Karpus Investment Management (KIM) owned 3,513,055 shares or 13.9 percent of AMF. As shareholders of AMF, we would strongly support the acquisition of the assets of AMF by ACG.

Given the fact that this fund is in the exact same situation as AOF was prior to the Board's decision and the fact that the Board of both funds are identical, we can think of no reason not to treat this fund in the same manner. We feel that the Board should seriously consider affording AMF shareholders the same shareholder value enhancement measures as they did for AOF shareholders.

We appreciate the Board's time and consideration regarding this matter and once again commend their announced decision regarding AOF.

Sincerely,

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management